

Mail Stop 3030

May 28, 2010

<u>*Via U.S. mail and facsimile (215) 232-9350*</u>

John J. Molinelli
Executive Vice President – Chief Financial Officer
AMETEK, Inc.
37 North Valley Road, Building 4
P. O. Box 1764
Paoli, Pennsylvania 19301-0801

>   **Re: AMETEK, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed on February 25, 2010**
>   **File No. 001-12981**

Dear Mr. Molinelli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief